UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2024
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the year ended December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: March 19, 2025	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive and Financial and Accounting Officer)

INDEX

EXHIBIT I

Financial Statements	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	38

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Seaspan Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of indicators of impairment for vessels
As discussed in Note 2(e) to the consolidated financial statements, vessels that are held for are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company has not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2024. As discussed in Note 5 and Note 6, the total carrying value of the Company’s vessels, including right-of-use vessels, was $12,237.6 million as of December 31, 2024.
We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s determination of whether an indicator of impairment existed, based on the Company’s evaluation of the significant assumptions. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s impairment indicator assessment process related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs including impacts of inflation. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada
March 19, 2025

SEASPAN CORPORATION
Consolidated Balance Sheets
(Expressed in millions of United States dollars)
December 31, 2024 and 2023

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$757.4	$228.9
Accounts receivable	82.4	57.0
Due from related party (note 3)	2.8	46.5
Prepaid expenses and other	67.2	50.3
Derivative instruments - current (note 19)	—	2.2
Net investment in lease (note 4)	53.2	33.7
Asset held for sale (note 5)	89.7	21.4
	1,052.7	440.0

Vessels (note 5)	12,363.1	10,358.9
Right-of-use asset (note 6)	480.3	434.8
Net investment in lease (note 4)	2,161.3	1,395.1
Goodwill	75.3	75.3
Derivative instruments (note 19)	97.4	85.2
Other assets (note 7)	235.4	277.5
	$16,465.5	$13,066.8

Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities (note 15(a))	$326.2	$302.1
Deferred revenue	75.6	70.9
Long-term debt - current (note 8)	103.6	129.4
Operating lease liabilities - current (note 9)	13.9	100.0
Finance lease liabilities - current (note 10)	409.4	66.5
Other financing arrangements - current (note 11)	491.7	298.5
Other liabilities - current (note 12)	—	1.4
	1,420.4	968.8

Long-term debt (note 8)	2,691.3	3,109.0
Operating lease liabilities (note 9)	43.0	268.4
Other financing arrangements (note 11)	7,176.0	4,305.3
Derivative instruments (note 19)	—	1.3
Other liabilities (note 12)	398.2	163.5
	11,728.9	8,816.3

Shareholder’s equity:
Share capital (note 13)	2.5	2.5
Additional paid in capital	4,000.4	3,995.4
Retained earnings	749.8	269.7
Accumulated other comprehensive loss	(16.1)	(17.1)
	4,736.6	4,250.5
	$16,465.5	$13,066.8
Commitments and contingencies (note 17)
Subsequent events (note 20)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Operations
(Expressed in millions of United States dollars)
Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Revenue (notes 16 and 18)	$2,311.5	$1,715.1	$1,555.6
Operating expenses:
Ship operating	421.7	347.3	309.2
Depreciation and amortization	508.0	375.1	327.5
General and administrative	55.4	58.0	50.1
Operating leases (note 9)	56.4	116.7	120.3
(Gain) Loss on disposal of vessels (note 5)	(2.6)	(3.7)	4.0
	1,038.9	893.4	811.1
Operating earnings	1,272.6	821.7	744.5
Other expenses (income):
Interest expense	632.4	364.6	219.4
Interest income	(16.6)	(9.5)	(5.5)
Loss from equity investment	0.7	—	—
Loss on debt extinguishment	3.5	32.5	4.6
Gain on derivative instruments (note 19)	(44.6)	(16.7)	(110.0)
Other expenses	9.1	21.8	25.5
	584.5	392.7	134.0
Net earnings	$688.1	$429.0	$610.5
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Comprehensive Income
(Expressed in millions of United States dollars)
Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Net earnings	$688.1	$429.0	$610.5
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 19)	1.0	1.0	1.0
Comprehensive income	$689.1	$430.0	$611.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2024, 2023 and 2022

	Number of common shares		Common shares	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2021	249,219,800		$2.5	$3,565.1	$(67.2)	$(19.1)	$3,481.3
Impact of accounting policy change	—		—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	249,219,800		2.5	3,565.1	(72.3)	(19.1)	3,476.2
Net earnings	—		—	—	610.5	—	610.5
Other comprehensive income	—		—	—	—	1.0	1.0
Capital contribution from Atlas (note 3)	—		—	100.0	—	—	100.0
Dividends on common shares	—		—	—	(236.6)	—	(236.6)
Share-based compensation expense (note 2)	—		—	10.7	—	—	10.7
Balance, December 31, 2022	249,219,800	0	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity (Continued)
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2024, 2023 and 2022

	Number of common shares	Common shares	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2022, carried forward	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8
Net earnings	—	—	—	429.0	—	429.0
Other comprehensive income	—	—	—	—	1.0	1.0
Capital contribution from Atlas (note 3)	—	—	324.8	—	—	324.8
Dividends on common shares	—	—	—	(460.9)	—	(460.9)
Share-based compensation expense (note 2)	—	—	(5.2)	—	—	(5.2)
Balance, December 31, 2023	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Shareholder’s Equity (Continued)
(Expressed in millions of United States dollars, except number of shares)
Years ended December 31, 2024, 2023 and 2022

	Number of common shares	Common shares	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive loss	Total shareholder’s equity
Balance, December 31, 2023, carried forward	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5
Net earnings	—	—	—	688.1	—	688.1
Other comprehensive income	—	—	—	—	1.0	1.0
Dividends on common shares	—	—	—	(208.0)	—	(208.0)
Share-based compensation expense (note 3)	—	—	5.0	—	—	5.0
Balance, December 31, 2024	249,219,800	$2.5	$4,000.4	$749.8	$(16.1)	$4,736.6

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)
Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Cash from (used in):
Operating activities:
Net earnings	$688.1	$429.0	$610.5
Items not involving cash:
Depreciation and amortization	508.0	375.1	327.5
Change in right-of-use asset	48.2	92.1	98.1
Non-cash interest expense and accretion	49.2	29.3	18.6
Unrealized change in derivative instruments	(11.3)	19.5	(117.3)
Amortization of acquired revenue contracts and deferred revenue	9.7	39.7	18.7
Non-cash adjustment related to purchase options on finance leases	4.1	30.1	—
Loss on debt extinguishment	3.5	32.5	4.6
(Gain) Loss on vessel disposal	(2.6)	(3.7)	4.0
Loss from equity investment	0.7	—	—
Other	(21.2)	(31.1)	(0.7)
Changes in assets and liabilities:
Accounts receivable	18.3	(50.3)	(0.6)
Net investment in lease	53.5	27.5	20.5
Prepaid expenses and other	6.5	(7.1)	(6.6)
Deferred dry-dock	(53.3)	(125.0)	(47.5)
Other assets	7.5	0.5	(2.2)
Accounts payable and accrued liabilities	28.6	112.4	34.4
Deferred revenue	240.7	142.3	15.1
Operating lease liabilities	(50.3)	(88.2)	(91.6)
Finance lease liabilities	24.8	5.3	(7.9)
Derivative instruments	(33.2)	(36.2)	7.4
Cash from operating activities	1,519.5	993.7	885.0

Investing activities:
Acquisition of /additions to vessels, including vessels under construction	(3,345.1)	(2,997.1)	(1,219.5)
Receipt (Payment) on settlement of interest swap agreements	35.0	34.4	(12.7)
Other assets and liabilities	(7.4)	15.2	9.5
Proceeds from vessel sales (note 5)	36.5	65.8	256.3
Capitalized interest (note 5)	(41.8)	(67.3)	(46.2)
Cash used in investing activities	(3,322.8)	(2,949.0)	(1,012.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,195.1)	(1,502.2)	(1,107.0)
Payment of lease liabilities	(54.7)	(13.6)	(16.6)
Issuance of long-term debt and other financing arrangements	3,816.9	3,658.0	1,367.4
Settlement of capped call	—	25.3	—
Financing fees	(26.8)	(12.2)	(15.0)
Dividends paid on common shares	(208.5)	(446.6)	(219.5)
Capital contribution from Atlas (note 3)	—	324.8	100.0
Cash from financing activities	2,331.8	2,033.5	109.3
Increase (Decrease) in cash and cash equivalents	528.5	78.2	(18.3)
Cash and cash equivalents, beginning of year	228.9	150.7	169.0
Cash and cash equivalents, end of year	$757.4	$228.9	$150.7
Supplemental cash flow information (note 15(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. ("Atlas").
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (since renamed Poseidon Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates, and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into Atlas with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to Atlas’ preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the chief executive officer, were converted into the right to receive $15.50 per common share in cash.
2.Significant accounting policies:
(a)Basis of presentation:
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.
(b)Principles of consolidation:
The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.
The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.
(c)Foreign currency translation:
The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.
(d)Cash equivalents:
Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

2. Significant accounting policies (continued):
(e)Vessels:
Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.
Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.
Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.
Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.
Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.
(f)Dry-dock activities:
Classification society rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.
(g)Goodwill:
Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.
(h)Deferred financing fees:
Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit facilities and other financing arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees is recorded as interest expense.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

2. Significant accounting policies (continued):
(i)Revenue:
The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.
Charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.
For charters that are classified as direct financing leases or sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.
For financing leases that are classified as direct financing leases, the unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss is recognized at lease commencement date.
For financing leases that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is lower from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs are deferred and amortized to income over the term of the lease.
(j)Leases:
Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.
Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.
Lease payments on short-term operating leases with lease terms of 12 months or less are expensed as incurred.
Transactions are accounted for as sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

2. Significant accounting policies (continued):
(k)Derivative financial instruments:
From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period. Derivatives that mature within one year are classified as current. For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.
The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk.
The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.
(l)     Fair value measurement:
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
•Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(m)     Share-based compensation:
The Company granted phantom share units, restricted shares, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost was measured at the grant date fair values as follows:
•Restricted shares, phantom share units and restricted stock units were measured based on the quoted market price of the Company’s common shares on the date of the grant.
•Stock options were measured at fair value using the Black-Scholes model.
The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur. If share compensation arrangements are amended such that they are considered an accounting modification, the Company determines whether there is a change in accounting classification and whether any additional compensation cost should be recognized. Liability based arrangements are re-measured at fair value each reporting period until settlement.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

2. Significant accounting policies (continued):
(n) Use of estimates:
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:
•reported amounts of assets and liabilities,
•disclosure of contingent assets and liabilities at the balance sheet dates and
•reported amounts of revenue and expenses during the reporting fiscal periods.
Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:
•assessment of vessel useful lives;
•expected vessel salvage values;
•recoverability of the carrying value of vessels which are subject to future market events;
•carrying value of goodwill; and
•fair value of interest rate swaps, other derivative financial instruments.
(o)    Recent accounting pronouncements:
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company’s financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate (“SOFR”).
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

2. Significant accounting policies (continued):
(p)    Recent accounting pronouncements not yet adopted:
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve the transparency of income tax disclosures and includes enhanced requirements on the rate reconciliation, including specific categories that must be disclosed, and provides a threshold over which reconciling items must be disclosed. The amendments in the update also require annual disclosure of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as any individual jurisdictions in which income taxes paid is greater than 5% of total income taxes paid. This is effective for annual periods beginning after December 15, 2024 and should be applied prospectively although retrospective application is permitted. The Company is evaluating the guidance to determine the impact it will have on its consolidated financial statements.
In November 2024, FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”). The ASU requires entities to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption; as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The amendment also requires disclosure of the total amount of selling expense and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027 and early adoption is permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is evaluating the guidance to determine the impact it will have on its consolidated financial statements.

3.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(a)Transactions with Zhejiang Energy Group JV:
In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). Atlas owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment, and power equipment supply.
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by the ZE JV. During the year ended December 31, 2024, the Company earned revenue of $10,778,000 (2023 – $10,839,000) and incurred expenses of $10,178,000 (2023 – $9,759,000) in connection with the ship management of the vessels.
During the year ended December 31, 2024, the Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades and incurred $14,347,000 (2023 - $32,322,000) under these agreements.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

3.Related party transactions (continued):
(b) Transactions with ONE:
During the year ended December 31, 2024, the Company earned revenue of $603,688,000 (2023 - $312,768,000) from ONE in connection with the time charter of 44 vessels and management of two vessels as described below.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to ONE in September 2024.
In September 2024, the Company entered into an agreement with ONE to form a joint venture company in Singapore named ONESEA Solutions Pte. Ltd. (“ONESEA”). ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). On November 15, 2024, the Company received regulatory approval and completed its investment in ONESEA. Upon completion of the transaction, the Company and ONE each own 50% of the outstanding common shares of ONESEA. As at December 31, 2024, the Company has invested $1,500,000 (2023 - nil) in ONESEA. During the year ended December 31, 2024, the Company incurred $622,000 in costs payable to ONESEA for the management of its vessels. As at December 31, 2024, ONESEA manages two vessels for the Company.
In September 2024, the Company entered into a crewman agreement with ONE and provides crew management services for certain vessels managed by ONESEA. During the year ended December 31, 2024, the Company earned revenue of $1,416,000 and incurred expenses of $1,371,000 in connection with the crew management of the vessels.
Pursuant to a ship management agreement which ended upon the formation of ONESEA, the Company managed the ship operations of two vessels for ONE. During the year ended December 31, 2024, the Company earned revenue of $2,278,000 (2023 – $1,154,000) and incurred expenses of $2,089,000 (2023 – $1,182,000) in connection with the ship management of the vessels.
(c) Transactions with Atlas:
During the years ended December 31, 2023 and 2022, the Company received a capital contribution of $324,800,000 and $100,000,000, respectively from Atlas.
In connection with the Merger (note 1), various restricted stock grants were amended. Under the amended agreements, restricted stock units that were unvested as of the time of the Merger were converted into the right to receive, at the time at which such restricted stock unit would have been settled in common shares of Atlas, a cash payment in an amount equal to the merger consideration of $15.50. In addition, the stock options previously granted to the chief executive officer were amended such that vested and unexercised options were cash settled at $15.50 less the exercise price. For the unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price. As a result of these amendments, the additional paid in capital was reduced as the awards will be settled in cash.
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. From time to time the Company may make additional dividend payments to fund other general corporate purposes of Atlas. During the year ended December 31, 2024, the Company declared dividends of $208,000,000 (2023 - $460,970,000) and paid dividends of $208,500,000 (2023 - $446,552,000 ) to Atlas.
The Company routinely makes payments to cover expenses on behalf of Atlas. As of December 31, 2024, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the year ended December 31, 2024, the management service revenue recognized from this arrangement was $11,394,500 (2023 – $12,293,300).

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

4.Net investment in lease:

	2024	2023
Undiscounted lease receivable	$4,223.3	$2,706.5
Unearned interest income	(2,008.8)	(1,277.7)
Net investment in lease	$2,214.5	$1,428.8

	2024	2023
Net investment in lease	$2,214.5	$1,428.8
Current portion of net investment in lease	(53.2)	(33.7)
Long-term portion of net investment in lease	$2,161.3	$1,395.1

During the year ended December 31, 2024, the Company accepted the delivery of seven vessels (2023 - four), each of which commenced an 18-year fixed rate bareboat charter upon delivery. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
At December 31, 2024, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

2025	$238.0
2026	238.0
2027	238.0
2028	238.7
2029	238.0
Thereafter	3,032.6
$4,223.3
5.Vessels:

December 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$15,194.7	$(3,437.0)	$11,757.7
Vessels under construction	605.4	—	605.4
Total	$15,800.1	$(3,437.0)	$12,363.1

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Vessels under construction	1,315.0	—	1,315.0
Total	$13,387.4	$(3,028.5)	$10,358.9

During the year ended December 31, 2024, depreciation and amortization expense relating to vessels was $427,248,000 (2023 – $320,286,000; 2022 – $282,467,000).
Vessels sales and secondhand purchases
During the year ended December 31, 2023, the Company entered into agreements to sell two 4,250 TEU vessels for gross proceeds of $43,250,000, resulting in a net gain on sale of $920,000.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

5.Vessels (continued):
During the year ended December 31, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000.
During the year ended December 31, 2024, the Company completed the sale of two 4,250 TEU vessels for gross proceeds of $50,800,000, resulting in a net gain on sale of $12,911,000. One of these vessels was classified as an asset held for sale at December 31, 2023.
In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessels for gross proceeds of $90,000,000, subject to closing conditions. As at December 31, 2024, these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $10,336,000 for the two vessels. The sale for one vessel was completed in February 2025.
Vessels deliveries
During the year ended December 31, 2023, the Company took delivery of 18 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2023 was $2,118,139,000.
During the year ended December 31, 2024, the Company took delivery of 28 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2024 was $2,878,663,000.
Vessels under construction:
As at December 31, 2024, the Company has 37 vessels under construction (2023 – 40 vessels).
As at December 31, 2024, the vessels under construction balance includes $38,436,000 of capitalized interest for the year ended December 31, 2024 (2023 – $66,628,000).
In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas Pure Car Truck Carrier (PCTC) newbuilds. Of the eight shipbuilding contracts, two were novated to a customer in February 2024. In relation to two of the remaining six newbuilds, the Company provided an option to the customer to novate the shipbuilding contracts in respect of such newbuilds or enter into a long term charter with the Company upon delivery of such newbuilds to the Company, and in February 2024, the customer decided to novate the contracts.
In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Each vessel will commence a long-term charter upon delivery.
In June 2024, the Company entered into shipbuilding contracts for the construction of 27 newbuild containership vessels, ranging between 9,000 to 17,000 TEU. Four of these contracts were immediately novated to a customer. 13 of these contracts were thereafter novated to certain nominees and upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered in 2027 and 2028 and each vessel will commence a long term charter upon delivery.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to a customer in September 2024. The remaining vessel will be delivered in 2028 and commence a long term charter upon delivery.
In October 2024, the Company entered into shipbuilding contracts for six 13,600 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery.
18

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

6.Right-of-use assets:

December 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(57.3)	$55.2
Other operating leases	9.5	(9.1)	0.4
Vessel finance leases	435.2	(10.5)	424.7
Right-of-use assets	$557.2	$(76.9)	$480.3

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Other operating leases	9.5	(7.7)	1.8
Vessel finance leases	69.1	(0.5)	68.6
Right-of-use assets	$819.4	$(384.6)	$434.8
Finance leases relate to purchase options exercised by the Company under existing lease financing arrangements at pre-determined purchase prices. During the year ended December 31, 2024, the Company exercised purchase options for seven vessels (2023 - one) with an aggregate purchase price of $387,400,000 (2023 - $61,600,000). As at December 31, 2024, the purchase of these vessels is expected to complete during 2025.
During the year ended December 31, 2024, the amortization in right-of-use assets was $48,200,000 (2023 – $92,100,000; 2022 – $98,100,000, respectively).

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

7.Other assets:

	2024	2023
Intangible assets (a)	$26.5	$38.9
Deferred dry-dock (b)	167.1	166.0
Deferred financing fees on undrawn financings (c)	6.3	28.1
Other	35.5	44.5
Other assets	$235.4	$277.5

(a)Intangible assets

December 31, 2024	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(114.4)	$15.5
Other	31.7	(20.7)	11.0
	$161.6	$(135.1)	$26.5

December 31, 2023	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(104.7)	$25.2
Other	28.7	(15.0)	13.7
	$158.6	$(119.7)	$38.9

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired.

During the year ended December 31, 2024, the Company recorded $15,400,000 (2023 – $16,798,000; 2022 – $21,800,000, respectively) of amortization expense related to intangible assets.

Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2024, the weighted average useful lives of acquired customer contracts was two years (2023 – two years; 2022 – three years, respectively).

Future amortization expense of intangible assets is as follows:

2025	$9.8
2026	4.6
2027	2.7
2028	1.6
2029	1.0
Thereafter	6.8
$26.5

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

7.Other assets (continued):
(b)Deferred dry-dock:
During the years ended December 31, 2024 and 2023, changes in deferred dry-dock were as follows:

December 31, 2022	$86.9
Costs incurred	124.4
Vessel sales(1)	(6.9)
Amortization expensed (2)	(38.4)
December 31, 2023	166.0
Costs incurred	54.0
Vessel sales	(2.3)
Amortization expensed (2)	(50.6)
December 31, 2024	$167.1
(1)Includes one vessel classified as asset held for sale as at December 31, 2023.
(2)Amortization of dry-docking costs is included in depreciation and amortization.

(c)Deferred financing fees on undrawn financings:
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2024, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.

8.Long-term debt:

	December 31, 2024	December 31, 2023
Revolving credit facilities (a) (d)	$—	$320.0
Term loan credit facilities (b) (d)	1,071.7	1,175.6
Senior unsecured notes (e)	750.0	775.7
Senior unsecured exchangeable notes (f)	—	—
Senior secured notes (c)	1,000.0	1,000.0
	2,821.7	3,271.3
Deferred financing fees	(26.8)	(32.9)
Long-term debt	2,794.9	3,238.4
Current portion of long-term debt	(103.6)	(129.4)
Long-term debt	$2,691.3	$3,109.0
(a)Revolving credit facilities:
As at December 31, 2024, the Company had two revolving credit facilities available (2023 – two revolving credit facilities) which provided for aggregate borrowings of up to $700,000,000 (2023 – $650,000,000), of which $700,000,000 (2023 – $330,000,000) was undrawn. The revolving facilities bear interest at SOFR plus a margin.
As at December 31, 2024, the Company had an existing revolving credit facility with a borrowing capacity of $400,000,000 with a maturity date of May 2026.
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 to $300,000,000, and extended the maturity date from February 2025 to March 2027.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (2023 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

8.Long-term debt (continued):
(b)Term loan credit facilities:
As at December 31, 2024, the Company has entered into $1,149,716,000 (2023 – $2,367,516,000) of term loan credit facilities, of which $78,031,000 (2023 – $1,191,936,000) was undrawn.
In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bore an initial interest rate of three month LIBOR plus 1.4% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (note 11 (xiii)). During the year ended December 31, 2022, five vessels were delivered and during the year ended December 31, 2023, an additional three vessels were delivered. As a result, the remaining term loan credit financing available is nil as of December 31, 2024.
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for ten vessels, which bore an initial interest rate of three month LIBOR plus 3.39% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (note 11 (xiv)). During the year ended December 31, 2023, seven vessels were delivered and during the year ended December 31, 2024, an additional three of the vessels were delivered. As a result, the remaining term loan credit financing available is nil as of December 31, 2024.
In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for fifteen vessels, which bore an initial interest rate of term SOFR plus 1.4% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (note 11 (xv)). During the year ended December 31, 2023, three vessels were delivered and during the year ended December 31, 2024, an additional eleven vessels were delivered. As a result, the remaining term loan credit financing available for the remaining one vessel is $78,031,000, which is undrawn as of December 31, 2024.In March 2023, the Company entered into amended and restated senior secured loan facilities which (i) increased the commitments under the bank loan facilities by $250,000,000, of which $200,000,000 was drawn immediately and $50,000,000 of which was drawn in September 30, 2023, (ii) increased the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replaced the LIBOR with SOFR as the reference interest rate, and (iv) extended the maturities of tranches due in 2026 and 2027 by approximately two years.
Term loan credit facilities drawn mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average SOFR was 4.5% and 5.1%, respectively (2023 – 5.4% and 5.4%, respectively) and the margins ranged between 1.91% and 2.43% as at December 31, 2024 (2023 – 1.93% and 2.43%).
The Company is subject to commitment fees at 0.49% (2023 – 0.44% and 0.49%) calculated on the undrawn amounts under the various facilities.
The weighted average rate of interest, including the applicable margin, was 6.5% at December 31, 2024 (2023 – 7.4%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
Principal repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuild containerships, payments commence three, six or thirty-six months after delivery of the associated newbuild containership, utilization date or the inception date of the term loan credit facilities.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under our term loans credit facilities as of December 31, 2024:

2025	$103.9
2026	103.9
2027	103.9
2028	444.0
2029	311.6
Thereafter	4.4
$1,071.7
(c)Senior secured notes:
In May 2021, the Company entered into a note purchase agreement to issue $500,000,000 of sustainability-linked, senior secured notes in a US private placement. The senior secured notes comprise four series, each ranking pari passu with the Company’s existing and future debt financing program. The Series A, Series C and Series D senior secured notes were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, which bear interest at 3.91% per annum and mature in 2031, were issued in August 2021. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
On May 17, 2022, the Company entered into a note purchase agreement to issue, in a private placement, $500,000,000 aggregate principal amount of fixed-rate, sustainability-linked senior secured notes. The notes comprise three series, with interest rates ranging from 5.15% to 5.49% and maturities ranging from September 5, 2032 to September 5, 2037. The notes were issued and proceeds received on August 3, 2022.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

8. Long-term debt (continued):
(d)Credit facilities - other:
As of December 31, 2024, the Company’s credit facilities were secured by first-priority mortgages granted on 50 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at December 31, 2024, $1,423,284,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked, senior secured notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2024.
(e)Senior unsecured notes:
In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds were to mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds are listed on the Oslo Stock Exchange.
As a result of the Merger (note 1), Atlas’ common shares were de-listed on April 10, 2023 (the “De-listing”). The Company had notified the holders of the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”) and the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds”) of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise a NOK Put Option during the exercise period which ended on May 3, 2023.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

8.Long-term debt (continued):
(e)Senior unsecured notes (continued):
On May 10, 2023, the Company repurchased $179,400,000 of 2024 NOK Bonds and $294,900,000 of the 2026 NOK Bonds. In each case, the Company purchased 2024 and 2026 NOK Bonds from holders who exercised their NOK Put Options, at a purchase price equal to 101% of the principal amount plus accrued interest for a total payment of $482,706,000. The remaining 2024 NOK Bonds totaling $20,600,000 matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2024 and 2026 NOK Bonds from holders. The repurchase, representing a payment of $25,700,000, occurred on February 5, 2024.
On July 14 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.
(f)Senior unsecured exchangeable notes:
On December 21, 2020, the Company issued $201,250,000 aggregate principal amount of 3.75% exchangeable senior unsecured notes due 2025 (the “Exchangeable Notes”) in a private placement.
The holders may require Atlas to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Merger (note 1) and subsequent de-listing of Atlas’ common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of the Exchangeable Notes. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000
Capped Call Transactions
In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company was required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may have been settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls were exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments were to expire on December 15, 2025. In connection with the exchange of the Exchangeable Notes, the Company terminated all capped call transactions entered into concurrently with the issue of Exchangeable Notes.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

9. Operating lease liabilities:

	December 31, 2024	December 31, 2023
Operating lease commitments	$63.9	$421.5
Impact of discounting	(5.6)	(37.9)
Impact of changes in variable rates	(1.4)	(15.2)
Operating lease liabilities	56.9	368.4
Current portion of operating lease liabilities	(13.9)	(100.0)
Operating lease liabilities	$43.0	$268.4

Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part indexed to the three-month SOFR rate and reset on a quarterly basis.
During the year ended December 31, 2024, the Company purchased one of the vessels under operating lease for $61,600,000 prior to the end of the lease term. For the remaining lease arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined value. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	December 31, 2024	December 31, 2023
Lease costs:
Operating lease costs	$61.6	$115.1
Variable lease adjustments	(2.4)	4.7

Other information:
Operating cash outflow used for operating leases	47.2	113.3
Weighted average discount rate (1)	5.4%	4.8%
Weighted average remaining lease term	4 years	4 years
(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

10.Finance lease liabilities:

	December 31, 2024	December 31, 2023
Finance lease liabilities	$409.4	$66.5
Current portion of finance lease liabilities	(409.4)	(66.5)
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase was completed in December 2024 at the pre-determined purchase price of $61,600,000.
During the year ended December 31, 2024, the Company exercised options under existing lease financing arrangements to purchase seven vessels ranging in size from 10,000 to 14,000 TEU for pre-determined purchase price ranging from $42,000,000 to $61,600,000. Each of the seven purchases are expected to complete during 2025.
As at December 31, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $422,361,000 (2023 – $70,701,000), including imputed interest of $12,964,000 (2023 – $4,242,000), repayable through 2025.
The weighted average interest rate on obligations related to finance leases as at December 31, 2024 was 6.7%.
11.Other financing arrangements:

	December 31, 2024	December 31, 2023
Other financing arrangements	$7,751.8	$4,656.5
Deferred financing fees	(84.1)	(52.7)
Other financing arrangements	7,667.7	4,603.8
Current portion of other financing arrangements	(491.7)	(298.5)
Other financing arrangements	$7,176.0	$4,305.3
The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the acquisition of vessels.
Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and lease the vessels back from the counterparties over the applicable lease term as a financing lease arrangement. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.
In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins, if applicable, and/or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, in most cases, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. In all cases, these arrangements are considered failed-sales. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

11. Other financing arrangements (continued):
(i)Leases for five 11,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement (note 11(v)). Lease payments include interest components based on three month SOFR plus a margin ranging from 2.10% to 2.65%.
In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.

(ii)Leases for four 12,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.85% margin.
(iii)Leases for two 13,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.
(iv)Leases for two 12,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a margin ranging from 2.00% to 2.50%. During 2024, the Company early terminated the sale-leaseback financing arrangement related to one 12,000 TEU vessel and entered into a new sale-leaseback financing arrangement secured by the same 12,000 TEU vessel (note 11 (xvi)).
(v)Leases for three vessels:
In April 2021, the counterparty provided refinancing of $235,000,000 in sale-leaseback financing for three vessels ranging in size between 10,000 TEU and 13,100 TEU. The lease terms, ranging between 96 and 162 months, began in April 2021. The Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

11. Other financing arrangements (continued):
(vi)Leases for three 12,200 TEU vessels:
In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for three of the vessels began in November 2021, April and May 2022, upon delivery of the vessels. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.6% margin.
(vii)Leases for two 12,200 TEU vessels:
In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.00% margin.
During 2024, the Company early terminated the sale-leaseback financing arrangement and entered into a new sale-leaseback financing arrangement secured by the same two 12,000 TEU vessels (note 11 (xvi)). This lease was terminated as a result of the refinancing.
(viii)Leases for six 7,000 TEU vessels:
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.71% margin. During the year ended December 31, 2024, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $296,504,000. At December 31, 2024, no amounts remain undrawn under this facility.
(ix)Leases for eight vessels:
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.5% margin. During the year ended December 31, 2024, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $424,080,000. At December 31, 2024 no amounts remain undrawn under this facility.
(x)Leases for six 15,500 TEU vessels
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.6% margin. During the year ended December 31, 2024, the company took delivery of three vessels and completed sale-leaseback financing for the three vessels for proceeds of $325,393,000.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

11. Other financing arrangements (continued):
(xi)Leases for six 15,000 TEU and four 7,000 TEU vessels
In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.3% to 2.6% margin. At December 31, 2024, no amounts remain undrawn under this facility.
(xii)Leases for two 12,000 TEU vessels
During the year ended December 31, 2022, the Company completed a sale-leaseback financing for two vessels for proceeds of $226,000,000.  Upon delivery of each vessel, the Company commenced a 13.25 year leaseback. Lease payments include interest components based on three month SOFR plus a credit spread and a 2.1% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.
(xiii)Leases for four 11,800 TEU and four 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel throughout 2022 and 2023, the pre-delivery financing was replaced with sale-leaseback financing for all eight vessels for proceeds of $818,400,000. Upon delivery of each vessel, which occurred between June 2022 through July 2023, the Company commenced a 14 year leaseback.  Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.
(xiv)Leases for ten 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel throughout 2023 and 2024, the pre-delivery financing was replaced with sale-leaseback financing for the ten vessels for proceeds of $1,357,010,000. Upon delivery of each vessel, the Company commenced a 14 year leaseback. Lease payments include interest components based on daily SOFR plus a credit adjustment spread and margins of 1.1% to 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price. At as December 31, 2024, no amounts remain undrawn under this facility.
(xv)Leases for fourteen 7,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 8(b)). Upon delivery of each vessel, which occurred between 2023 through 2024, the pre-delivery financing was replaced with sale-leaseback financing for all fourteen vessels for proceeds of $1,414,857,000. Upon delivery of each vessel, the Company commenced a 13.5 year leaseback. Lease payments include interest components based on three month SOFR plus a credit adjustment spread and margin of 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchased price.
(xvi)Leases for three 12,000 TEU Vessels
During the year ended December 31, 2024, the Company completed a sale-leaseback financing for three vessels for proceeds of $224,000,000. The three vessels were previously financed under an existing sale-leaseback financing arrangement (note 11(iv) and note 11(vii)). The sale-leaseback financing is for 10 years and the Company has the option to purchase each vessel after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xvii)Leases for four 10,800 CEU Pure Car and Truck Carrier (“PCTC”)
In May 2024, the Company entered into a sale-leaseback financing for four 10,800 CEU PCTC newbuild vessels for proceeds of $472,910,000. The sale-leaseback financing is for 15 years and the Company has the option to purchase each vessel at a pre-determined purchase price starting from 2032.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

11. Other financing arrangements (continued):
(xviii)Lease for three 13,600 TEU Vessels
In October 2024, the counterparty provided sale-leaseback financing of $466,894,000 (RMB 3,408,000,000) for three 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xix)Lease for two 13,600 TEU Vessels
In November 2024, the counterparty provided sale-leaseback financing of $311,263,000 (RMB 2,272,000,000) for two 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xx)Lease for one 13,600 TEU Vessels
In December 2024, the counterparty provided sale-leaseback financing of $155,631,000 (RMB 1,136,000,000) for one 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xxi)Lease for one 16,000 TEU Vessels
In December 2024, the Company completed a sale-leaseback financing for proceeds of $173,250,000 for one 16,000 TEU vessel. Upon delivery of the vessel, the Company will commence a 12-year leaseback. The Company has the option to purchase the vessel after the fourth anniversary after its delivery date at a pre-determined purchase price.
The weighted average rate of interest, including the margin, was 6.56% at December 31, 2024 (2023 – 7.36%).
Based on amounts funded, payments due to the counterparties are as follows:

2025	$493.5
2026	490.8
2027	504.6
2028	513.2
2029	551.6
Thereafter	5,198.1
$7,751.8

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

12.Other liabilities:

	2024	2023
Long-term deferred revenue(a)	$390.8	$157.4
Other	7.4	7.5
Other long-term liabilities	398.2	164.9
Current portion of other long-term liabilities	—	(1.4)
Other long-term liabilities	$398.2	$163.5
(a)Long-term deferred revenue:
Long-term deferred revenue consists primarily of the long-term portion of upfront payments received from charterers in connection to the time charters. The upfront payments are recognized as revenue evenly over the term of the time charter. The long-term deferred revenue is net of the current portion included in current liabilities.
13.Share Capital:
The Company has 425,000,100 (2023 – 425,000,100) common shares and 150,000,000 (2023 – 150,000,000) preferred shares authorized with par value $0.01 per share at December 31, 2024.
14.Share-based compensation:
In December 2005, Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, which was administered by the Company’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Company’s board of directors. In a prior period, Atlas assumed the Company’s equity-based compensation plans, including the Seaspan Corporation Stock Incentive Plan, which was amended and restated as the Atlas Corp. Stock Incentive Plan. Awards previously granted under the Seaspan Corporation Incentive Plan are now exercisable for Atlas common shares instead of Seaspan common shares. Any future share-based compensation granted to the Company’s employees will be issued through the Atlas Plan.

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	of units	date FV	of options	date FV
December 31, 2021	—	$—	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.51
Granted	1,500,000	11.12	—	—	306,230	14.45	—	—
Vested and exercised	(1,500,000)	11.12	(32,001)	16.37	(1,067,054)	9.36	—	—
Cancelled	—	—	—	—	(70,128)	7.21	—	—
December 31, 2022	—	$—	455,000	$12.51	1,635,776	$8.60	2,000,000	$2.54
Granted	—	$—	—	$—	—	$—	—	$—
Vested and exercised	—	—	—	—	(500,000)	8.61	—	—
Cancelled	—	—	(455,000)	12.55	(535,776)	13.54	(2,000,000)	2.54
December 31, 2023	—	$—	—	$—	600,000	$7.25	—	$—
Granted	—	$—	—	$—	—	$—	—	$—
Vested and exercised	—	—	—	—	(300,000)	7.25	—	—
Cancelled	—	—	—	—	—	—	—	—
December 31, 2024	—	$—	—	$—	300,000	$7.25	—	$—
(a)Restricted shares and phantom share units:
In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company's chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2024, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.

31

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

14.Share-based compensation (continued):
(a)Restricted shares and phantom share units (continued):
In March 2023, in connection with the Merger, the Company converted 455,000 phantom share units into the right to receive a cash payment of $15.50 per unit. Follow such conversion, there were no phantom share units exercisable.
(b)Restricted stock units:
The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant would receive common shares.
During the year ended December 31, 2022, the Company granted certain executive officers 306,230 restricted stock units. The restricted stock units vest in five tranches annually beginning on January 3, 2022 and have a grant date fair value of $14.45 per unit.
During the year ended December 31, 2023, the Company granted nil restricted stock units to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the year ended December 31, 2023, 151,640 restricted stock units were forfeited.
In March 2023, in connection with the Merger, the Company converted 384,136 restricted stock units into the right to receive a cash payment of $15.50 per unit plus interest. In connection with the Merger, the June 2020 grant to the CEO was amended such that the holder will receive a share in Poseidon for each vested restricted stock unit. During the year ended December 31, 2024, 300,000 restricted stock units vested and 300,000 restricted stock units remain outstanding at December 31, 2024.
(c)Stock options:
In March 2023, in connection with the Merger, the outstanding options granted to the CEO were cancelled and the agreement was modified such that the holder would receive a cash payment equal to $15.50 less the exercise price. As a result, a cash payment was made for 1,100,000 options that were vested and unexercised. At December 31, 2024 there are 300,000 (2023 - 600,000) unvested options and at each vesting date, the holder will receive a cash payment equal to $15.50 less the exercise price per vested option.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

15.Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	2024	2023
Accrued European Union Emissions Trading System (i)	$21.4	$—
Accrued interest	74.5	68.1
Accounts payable and other accrued liabilities	230.3	234.0
	$326.2	$302.1
(i) European Union Emissions Trading System (“EU ETS):
As of January 1, 2024, the European Union expanded the existing EU ETS to the shipping industry. Under the EU ETS requirements, the Company acquires European Union allowances (“EUAs”) related to greenhouse gas emissions from its vessels that travel to, from, and within the European Union and European Economic geographic regions.
The Company has recorded a liability related to its emissions level for the year-ended December 31, 2024 as part of other accrued liabilities. If the Company has insufficient EUAs to cover emissions of its vessels, an accrual representing this emissions liability is recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The measurement of the obligation is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. The Company is required to surrender EUAs through its Union Registry account on September 30, 2025 to cover its vessels' annual emissions for the year ending December 31, 2024. The Company has recognized a corresponding receivable as the amounts incurred will be recovered from its customers
(b)Supplemental cash flow information:

	2024	2023	2022
Interest paid	$602.1	$384.3	$241.5
Interest received	16.6	9.5	5.5
Undrawn credit facility fee paid	8.5	23.1	21.4
Non-cash investing and financing transactions:
Non-cash dividend to Atlas	—	14.4	17.1
Change in right-of-use assets and operating lease liabilities	172.1	24.2	127.2
Purchase option finance lease	(24.2)	(127.1)	—
Interest capitalized on vessels under construction	1.3	2.9	2.8

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

16.Revenue:
For the year ended December 31, 2024, 2023 and 2022, revenue consists of:

	2024	2023	2022
Time charter revenue	$2,116.4	$1,598.7	$1,457.0
Interest income from leasing	163.5	84.0	73.8
Other	31.6	32.4	24.8
	$2,311.5	$1,715.1	$1,555.6

At December 31, 2024, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
2025	$2,138.7	$180.1	$2,318.8
2026	2,005.3	175.1	2,180.4
2027	1,853.5	169.9	2,023.4
2028	1,471.2	164.5	1,635.7
2029	1,311.7	157.9	1,469.6
Thereafter	5,270.8	1,144.0	6,414.8
	$14,051.2	$1,991.5	$16,042.7
(1)Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
17.Commitments and contingencies:
(a)Operating leases:
As at December 31, 2024, the commitment under operating leases for vessels is $63,511,000 for the years from 2025 to 2029 and for other operating leases is $371,000 for the year 2025. Total commitments under these leases are as follows:

2025	$14.2
2026	14.1
2027	15.4
2028	14.4
2029	5.8
Thereafter	—
$63.9
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rates in place as at December 31, 2024 for the Company.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

17.Commitments and contingencies (continued):
(b)Vessels under construction:
In June 2024, the Company entered into 27 shipbuilding contracts (note 5). Four of these contracts were immediately novated to a customer and the Company has no ongoing obligations with respect to these vessels. Of the remaining 23 newbuild vessel contracts, 13 of these contracts were thereafter novated to certain nominees and upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered between 2027 through 2028 and each vessel will commence a long term charter upon delivery.
The total commitment in relation to these bareboat charter agreements is $2,912,211,000.
As at December 31, 2024, the Company had entered into agreements to acquire 37 vessels (2023 – 40 vessels).
The Company has outstanding commitments for installment payments as follows (1):

2025	$185.9
2026	698.0
2027	1,279.6
2028	1,172.9
2029	116.1
Thereafter	2,756.3
Total	$6,208.8
(1)Includes $747,000,000 (5,450,000,000 RMB) for six vessels which were signed in October 2024 and had their first draw in November 2024. The vessels will be delivered between 2026 through 2028.
18.Concentrations:
The Company’s revenue is derived from the following customers:

	2024	2023	2022
Customer A	$397.4	$379.3	$454.8
Customer B	603.7	379.1	254.3
Customer C	248.4	236.0	241.7
Customer D	403.1	189.2	65.8
Other	658.9	531.5	539.0
	$2,311.5	$1,715.1	$1,555.6

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

19.Financial instruments:
(a)Fair value:
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis(1):

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Carrying Amount (Liability)	Fair Value (Liability)
Term loan & revolver (note 8)	Level 2	$(1,071.7)	$(1,086.9)	$(1,495.6)	$(1,498.1)
Senior unsecured notes - public (note 8)	Level 1	(750.0)	(703.6)	(775.7)	(665.3)
Senior secured notes - non-public (note 8)	Level 2	(1,000.0)	(1,008.1)	(1,000.0)	(989.7)
Other financing arrangements (note 11)	Level 2	(7,751.8)	(7,820.6)	(4,656.5)	(4,591.2)
(1)The carrying values and fair values presented above are exclusive of deferred financing fees.
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
The fair value of the term loan, revolving credit facilities, senior secured notes and other financing arrangements, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
The fair value of the Company’s senior unsecured notes, is calculated using observable inputs such as quoted prices in active markets. As a result, these amounts are categorized as Level 1 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2024, 2023 and 2022

19.Financial instruments (continued):
(b)Interest rate swap derivatives:
As of December 31, 2024, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2024	Maximum notional amount(1)	Fair Value	Effective date	Ending date
1.7574%	$500.0	$500.0	$68.5	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	—	September 1, 2023	September 1, 2026
2.3875%	200.0	200.0	21.0	July 20, 2022	July 20, 2032
0.4590%	68.0	68.0	3.8	February 4, 2021	October 14, 2026
0.6325%	68.0	68.0	3.6	January 21, 2021	October 14, 2026
1.4900%	19.2	19.2	0.5	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $17,318,000 would be received in cash, in the next 12 months on interest rate swaps maturing after December 31, 2024. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
(c)Financial instruments measured at fair value:
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2024	2023	2022
(Gain) Loss recognized in net earnings:
Gain on interest rate swaps (1)	$(44.6)	$(16.7)	$(120.6)
Gain on derivative put instrument	—	—	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	—	—	—
Depreciation and amortization	1.0	1.0	1.0
(1)For the years ended December 31, 2024, 2023 and 2022, cash flows related to actual settlement of interest rate swaps were $35,046,000, $34,386,000 and $12,722,000 respectively. These are included in investing activities on the consolidated statements of cash flows.
(2)The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.
The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.

SEASPAN CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2021, 2020 and 2019

20.Subsequent events:
(a)On January 27, 2025, the Company paid $13,881,000 in dividends on its common shares to Atlas.
(b)In January 2025, the Company accepted the delivery of one newbuild vessel which commenced a long-term time charter upon delivery.
(c)In January 2025, the Company entered into an agreement to sell two 8500 TEU vessels for gross proceeds of $90,000,000, subject to closing conditions. As at December 31, 2024 these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $10,336,000 for the two vessels. The sale for one vessel was completed in February 2025.
(d)On March 7, 2025, the Company completed a sale-leaseback financing for one 16,000 TEU newbuild vessel for gross proceeds of $173,250,000.
(e)On March 16, 2025, the Company entered into an agreement to sell two 4500 TEU vessels, subject to closing conditions. The vessel sales are expected to complete in the second quarter of 2025 and the aggregate impact on net earnings is a loss of approximately $20,000,000.

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the audited consolidated financial statements and related notes included in this Report and the Atlas Corp. audited consolidated financial statements and related notes for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 20-F. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of December 31, 2024, we operated a fleet of 186 vessels that have an average age of approximately seven years, on a TEU weighted basis. As at December 31, 2024, we have 37 newbuild vessels under construction delivering through to August 2029.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.
The following table summarizes key facts regarding Seaspan’s 186 fleet as of December 31, 2024:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels(2)	Average Length of Charter
2,500-3,500(2)	14	6	16.6	0.6	$16.3	—	0.0
4,250-5,100	17	14	16.1	1.3	30.3	—	0.0
7,000-9,600(3)(4)	44	12	10.5	6.5	42.1	9	8.4
10,000-11,000(5)	33	4	9.2	4.4	34.1	—	0.0
11,800-13,100(6)	27	3	7.6	4.9	40.9	1	15.0
14,000-15,000	34	3	4.8	5.5	46.7	6	15.0
15,000-16,000(7)	15	—	0.9	12.3	37.1	15	10.7
24,000(8)	2	—	1.3	16.7	41.9	—	0.0
Total/Average	186	42	7.2	5.4	$37.9	31	11.0
(1)Excludes options to extend charter
(2)Includes 2 vessels on bareboat charter
(3)Includes 3 vessels on bareboat charter
(4)Includes 2 vessels classified as asset held for sale
(5)Includes 8 vessels on bareboat charter
(6)Includes 6 vessels on bareboat charter
(7)Includes 9 vessels on bareboat charter
(8)Includes 2 vessels on bareboat charter

In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at December 31, 2024 and we are the ship manager for all five vessels.

Significant Developments During the Quarter Ended December 31, 2024 and Subsequent
Containership Developments
During the quarter ended December 31, 2024, the Company took delivery of five newbuild vessels. The vessels each with a TEU size of 7,000 commenced a long-term charter upon delivery.
In November 2024, the Company completed the sale of one 4,250 TEU vessel, which had been financed under a sale-lease back arrangement. The Company purchased the vessel from the financier and subsequently sold the vessel to a third party.
In January 2025, the Company took delivery of one newbuild vessel of 7,000 TEU. The vessel commenced a long-term charter upon delivery.
In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessels, subject to closing conditions. The sale for one vessel was completed in February 2025. The sale of the second vessel is expected to complete in the first half of 2025.
In March 2025, the Company entered into an agreement to sell two 4500 TEU vessels, subject to closing conditions. The vessel sales are expected to complete in the second quarter of 2025.
Financing Developments
In October through December 2024, the Company entered into RMB 6.8 billion ($933.8 million USD converted at the period end date) in sale-leaseback financing arrangements related to six newbuild containerships. The funds received under these financing arrangements and the payments owed for the construction of such vessels are all denominated in RMB.
In December 2024, the Company entered into $173.3 million in sale-leaseback financing arrangement related to one newbuild containership, subject to satisfaction of customary closing conditions.
From January 2025 to the date of this Report, the Company entered into $173.3 million in sale-leaseback financing arrangement related to one newbuild containership, subject to satisfaction of customary closing conditions.
During the year ended December 31, 2024, Seaspan exercised its option to purchase seven vessel ranging in size from 10,000 and 14,000 TEU, each at a pre-determined purchase price ranging from $42.0 million to $61.6 million per vessel.
During the year ended December 31, 2024, the Company purchased one 14,000 TEU vessel at a predetermined purchase price of $61.6 million in relation to a purchase option that was exercised in 2023.
Dividends
On December 23, 2024, the Company declared dividends of $52.0 million on its common shares to Atlas, of which $38.1 million was paid in December 2024, and the remaining $13.9 million was paid in January 2025.
Joint Venture
In November 2024, after receipt of regulatory approval, Seaspan completed its investment in ONESEA Solutions Pte. Ltd. (“ONESEA”) a joint venture in Singapore formed by Seaspan and ONE. Upon completion of the investment, Seaspan and ONE each owned 50% of the common shares of ONESEA.
In November 2024, the Company entered into an agreement with Watts Energy Technology Limited (“Watts”) to form a joint venture company in Hong Kong (the “Seaspan-Watts JV”). The Seaspan-Watts JV will develop technology and provide services in fuel conversion, carbon capture, gas engineering, and ship repair engineering to third party customers as well as vessels owned by Seaspan. The completion of the transaction is conditioned on receipt of applicable regulatory approval. Upon completion of the transaction, Seaspan and Watts will each own 50% of the common shares of the Seaspan-Watts JV. As of the date of this report, the parties have not received regulatory approval, and the Seaspan-Watts JV entity remains as a wholly owned subsidiary of the Company without conducting any business operations.

Changes in Senior Management
On February 11, 2025, William Kostlivy resigned as Chief Financial Officer of Seaspan and Atlas. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective February 11, 2025.

Results of Operations
Year Ended December 31, 2024, Compared with Year Ended December 31, 2023
The following tables summarize Seaspan’s consolidated financial results for the years ended December 31, 2024, and 2023.

Consolidated Financial Summary (in millions of U.S. dollars)	December 31,
	2024	2023
Revenue	$2,311.5	$1,715.1
Ship operating expense	421.7	347.3
Depreciation and amortization expense	508.0	375.1
General and administrative expense	55.4	58.0
Operating lease expense	56.4	116.7
Gain on sale	(2.6)	(3.7)
Operating earnings	1,272.6	821.7
Interest expense	632.4	364.6
Net earnings	688.1	429.0
Cash from operating activities	1,519.5	993.7
Vessel Utilization
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days, including bareboat ownership days. The following table summarizes Seaspan’s Vessel Utilization for the year ended December 31, 2024, and its comparative quarters:

	2023				2024				YTD
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2023	2024
Vessel Utilization	97.6%	95.3%	98.2%	98.3%	99.7%	99.7%	98.6%	98.9%	97.4%	99.2%

Vessel Utilization increased for the year ended December 31, 2024 compared to 2023. The increase was primarily due to a decrease in the number of Scheduled Dry-Docking days.

During the year ended December 31, 2024, the Company completed 11 dry-dockings, compared to 44 dry-dockings in 2023.

Financial Results Summary
Revenue
Revenue increased by 34.8% to $2,311.5 million for the year ended December 31, 2024 compared to 2023. The increase is largely driven by delivery of 35 newbuild vessels in the current year and a full year impact of 22 newbuild deliveries from 2023, offset by two vessel sales during the year.
Operating Expense
Operating expense increased by 21.4% to $421.7 million for the year ended December 31, 2024 compared to 2023. The increase was primarily due to growth in our fleet due to newbuild deliveries throughout 2024, and a full year impact of the newbuild deliveries in 2023.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 35.4% to $508.0 million for the year ended December 31, 2024 compared to 2023. The increase was primarily due to newbuild vessels delivered throughout 2024, a full year impact of vessels delivered in 2023, offset by the impact of two vessel sales in the year.
General and Administrative Expense
General and administrative expense decreased by 4.5% to $55.4 million for the year ended December 31, 2024 compared to 2023. The decrease was primarily due to a decrease in general corporate expenses including non-cash share-based compensation and expenses related to the Merger transaction in 2023.
Operating Lease Expense
Operating lease expense decreased by 51.7% to $56.4 million for the year ended December 31, 2024 compared to 2023. The decrease was primarily due to a lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in the year.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 73.5% to $632.4 million for the year ended December 31, 2024 compared to 2023 primarily due to higher interest rates and higher balances related to other financing arrangements from vessel deliveries.
Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $44.6 million for the year ended December 31, 2024. The gains for these periods were primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements. Based on current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curves is expected to result in a change in the fair value of our interest rate swaps of approximately $44.5 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Consolidated Statement of Operations.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in this Report for additional information.

Liquidity and Capital Resources
Liquidity
As of December 31, 2024, we have total liquidity of $1,457.4 million, consisting of $757.4 million of cash and cash equivalents and $700.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of Atlas’ preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt”, note 9 “Operating lease liabilities”, note 10 “Finance lease liabilities”, and note 11 “Other financing arrangements” in our year ended Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of December 31, 2024 and 2023:

	December 31,		Change
(in millions of US dollars)	2024	2023	$	%
Cash and cash equivalents	$757.4	$228.9	$528.5	231%
Undrawn revolving credit facilities	700.0	330.0	370.0	112%
Total liquidity	1,457.4	558.9	898.5	161%
Total committed and undrawn newbuild financings(1)	1,496.5	3,334.6	(1,838.1)	(55)%
Total liquidity including newbuild financings	$2,953.9	$3,893.5	$(939.6)	(24)%
(1)The $1,496.5 million and $3,334.6 million represents amounts that have been secured for the Company’s newbuild financings and amounts are available to be drawn as construction milestones are completed. As at December 31, 2024 and December 31, 2023, $157.4 million and $260.4 million, respectively, are available to be drawn and the remaining amounts under the financing arrangements which have been secured will be available as construction milestones are completed.
As of December 31, 2024, the Company’s liquidity was sufficient to meet near-term requirements. As of December 31, 2024 the Company had consolidated liquidity of $1,457.4 million, excluding $1,496.5 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $558.9 million in the prior 2023 period, driven primarily by an increase in cash of $528.5 million and an increase in the undrawn amounts under the revolving credit facilities. In addition, with 35 vessel deliveries in 2024 and an additional one expected in 2025, all of which are on long-term charters, such deliveries will generate incremental cashflow.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at December 31,
(in millions of USD)	2020	2021	2022	2023	2024
Number of Vessels	31	36	38	39	42
Net Book Value	$1,109	$1,369	$1,847	$1,923	$2,115
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2024, the Company had total gross contracted cash flows of $26.1 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
2025	$2,094.5	$238.0	$32.1
2026	1,965.4	238.0	14.7
2027	1,815.4	238.0	156.4
2028	1,436.6	238.7	433.9
2029	1,277.1	238.0	686.0
Thereafter	5,061.4	3,032.6	6,929.2
	$13,650.4	$4,223.3	$8,252.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers’ option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in 2025, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common shares.

Borrowings
The following table summarizes our borrowings:

	December 31,		Change
(in millions of US dollars)	2024	2023	$	%
Long-term debt:
Revolving credit facilities	$—	$320.0	$(320.0)	100.0%
Term loan credit facilities	1,071.7	1,175.6	(103.9)	(8.8)%
Senior unsecured notes (1)	750.0	775.7	(25.7)	(3.3)%
Senior secured notes(2)	1,000.0	1,000.0	—	0.0%
Deferred financing fees on long term debt	(26.8)	(32.9)	6.1	(18.5)%
Long term debt	2,794.9	3,238.4	(443.5)	(13.7)%

Other financing arrangements	7,751.8	4,656.5	3,095.3	66.5%
Deferred financing fees on other financing arrangements	(84.1)	(52.7)	(31.4)	59.6%
Other financing arrangement	7,667.7	4,603.8	3,063.9	66.6%

Finance Lease	409.4	66.5	342.9	515.6%

Total deferred financing fees on long-term debt and other financing arrangements	110.9	85.6	25.3	29.5%
Total Borrowings(3)	10,982.9	7,994.3	2,988.6	37.4%
Vessels under construction	(605.4)	(1,315.0)	709.6	(54.0)%
Operating borrowings(3)	$10,377.5	$6,679.3	$3,698.2	55.4%
(1)Corresponds to the following: (i) 2024 NOK Bonds and 2026 NOK Bonds which were repaid in February 2024 and (ii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Operating borrowings is a non-GAAP financial measure which is total borrowings less the vessels under construction balance at the balance sheet date. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Company’s financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 66.7% as of December 31, 2024, compared to 61.2% at December 31, 2023, partially due to the borrowings related to vessels under construction.
The weighted average interest rate for December 31, 2024 was 6.14% compared to 6.85% at December 31, 2023.
We are exposed to market rate risk from changes in interest rates and use interest rate swaps to manage interest price risks. We do not use interest rate swaps for trading or speculative purposes. As of December 31, 2024, our variable-rate credit facilities totaled $1.1 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. As of December 31, 2024, we have an asset of $97.4 million related to our interest rate swaps.

The tables below provide information about our financial instruments at December 31, 2024 that are sensitive to changes in interest rates. In addition to the disclosures in this Report, please read notes 8 to 11 to our year ended Consolidated Financial Statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

(in millions of U.S. dollars)	Principal Payment Dates
	2025	2026	2027	2028	2029	Thereafter	Total
Credit Facilities(1)	$103.9	$103.9	$103.9	$444.0	$311.6	$4.4	$1,071.7
Vessel Operating Leases(2)	13.8	14.1	15.4	14.4	5.8	—	63.5
Vessel Finance Leases	409.4	—	—	—	—	—	409.4
Sale-Leaseback Facilities(3)	493.5	490.8	504.6	513.2	551.6	5,198.1	7,751.8
	$1,020.6	$608.8	$623.9	$971.6	$869.0	$5,202.5	$9,296.4
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at December 31, 2024.
(3)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at December 31, 2024, our credit facilities are secured by first-priority mortgages granted on 50 of our vessels, together with other related security, such as assignments of lease contracts, earnings from our charters, assignments of insurances and management agreements for vessels.
As of December 31, 2024, we had $1.1 billion outstanding under our term loan credit facilities excluding deferred financing fees. In addition, there was $700.0 million available to be drawn under our revolving credit facilities ($300.0 million of which was unsecured).
The following is a schedule of key facts relating to the Company’s credit facilities as of December 31, 2024:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity (1)	Net Book Value of Vessels Unencumbered
2025	$103.9	$—	$103.9	—	$—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	390.3	444.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	155.3
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
2034	—	—	—	—	—
Thereafter	—	—	—	48	2,893.1
	$378.6	$693.1	$1,071.7	50	$3,048.4
(1) 50 vessels related to credit facilities secured by first-priority mortgages will remain encumbered until the associated US Private Placement notes mature in 2037.

Sustainability-Linked NOK Bonds
As a result of the merger between Atlas and Poseidon Merger Sub, Inc. on March 28, 2023, and the subsequent delisting of the common shares of Atlas from the New York Stock Exchange, each holder of the Company’s 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”) and 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds”) had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise their NOK Put Option during the exercise period which ended on May 3, 2023. On May 10, 2023, the Company repurchased $179.4 million of 2024 NOK Bonds and $294.9 million of the 2026 NOK Bonds. In each case, the Company purchased from holders who exercised their NOK Put Options, representing 101% of the principal amount plus accrued interest for a total payment of $482.7 million. The remaining 2024 NOK Bonds totaling $20.6 million matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2026 NOK Bonds from holders. The repurchase, requiring a payment of $25.7 million, occurred on February 5, 2024.

Blue Transition 5.50% 2029 Notes
As of December 31, 2024, we had $750.0 million outstanding under our 5.5% 2029 Notes. The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and were developed to align with the Company’s sustainability efforts.
Senior Secured Notes
As of December 31, 2024, we had $1.0 billion outstanding under our Senior Secured Notes. In 2021, $500.0 million of the notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D Senior Secured Notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on the Company’s achievements relative to certain key performance indicators.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of Senior Secured Notes in a U.S. private placement and comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on the Company’s achievements relative to certain key performance indicators.
Operating Leases
As of December 31, 2024, there was one vessel operating lease arrangement. Under the operating lease arrangement, the Company may purchase the vessel for a predetermined purchase price. Please refer to note 17 in our financial statements for the year ended December 31, 2024, contained herein, for a summary of commitments under our operating leases.
Finance Leases
During the year ended December 31, 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase completed in December 31, 2024, at the pre-determined purchase price of $61.6 million. During 2023, the Company purchased four 10,000 TEU vessels at the pre-determined purchase price of $52.7 million per vessel in relation to purchase options that were exercised in 2022.
During the year ended December 31, 2024, the Company exercised options under existing lease financing arrangements to purchase seven vessels ranging in size from 10,000 to 14,000 TEU for pre-determined purchase price of $42.0 million to $61.6 million. Each of the seven purchases are expected to complete during 2025.

As at December 31, 2024, the total remaining commitment related to financial liabilities of these vessels under finance leases were $422.4 million, including imputed interest of $13.0 million, repayable through 2025.

Other Financing Arrangements
We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.
As of December 31, 2024, we have 92 vessels under these financing arrangements, which provided for borrowings of approximately $7.8 billion excluding deferred financing fees.
The following is a schedule of key facts under our other financing arrangements as of December 31, 2024:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity (1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(2)(3)
2025	$493.5	$—	$493.5	—	$—
2026	490.8	—	490.8	—	—
2027	504.6	—	504.6	—	—
2028	513.2	—	513.2	—	—
2029	502.8	48.8	551.6	4	225.8
2030	472.3	301.5	773.8	9	750.8
2031	456.1	43.7	499.8	—	—
2032	461.4	263.2	724.6	—	—
2033	469.9	420.2	890.1	1	80.2
2034	429.7	732.4	1,162.1	24	2,256.4
Thereafter	603.3	544.4	1,147.7	54	5,607.0
	$5,397.6	$2,354.2	$7,751.8	92	$8,920.2
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild containerships that have not been delivered as at December 31, 2024.
(3)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.

Capital Commitments
As of December 31, 2024, the Company had 37 newbuild vessels under construction. Please refer to note 17(b) in our financial statements for the year ended December 31, 2024, contained herein, for the outstanding commitments related to the remaining installment payments.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2025 (“2024 Annual Report”).

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	December 31,
	2024	2023
Net cash flows from operating activities	$1,519.5	$993.7
Net cash flows used in investing activities	(3,322.8)	(2,949.0)
Net cash flows from financing activities	2,331.8	2,033.5

Operating Cash Flows
Net cash flows from operating activities was $1,519.5 million for the year ended December 31, 2024, an increase of $525.8 million, compared to 2023. The increase in net cash flows from operating activities for the year ended December 31, 2024, compared to the prior year, was primarily due to net cash flows from the full year impact of 22 vessels delivered in 2023 and the delivery of 35 newbuild vessels in the year, offset by the impact of two vessel sales in the year. For further discussion of changes in revenue and expenses, please read “Financial Results Summary”.
Investing Cash Flows
Net cash flows used in investing activities were $3,322.8 million for the year ended December 31, 2024, an increase of $373.8 million compared to 2023. The increase in cash used was primarily due to the increase in expenditures related to installments on vessels under construction, and a decrease in proceeds from vessel sales in the year ended December 31, 2023.
Financing Cash Flows
Net cash flows from financing activities were $2,331.8 million for the year ended December 31, 2024, an increase of $298.3 million compared to 2023. The increase was primarily due to proceeds received from long-term debt and other financing arrangements related to newbuild financing partially offset by the debt settlement costs associated with the Take-Private.
Ongoing Capital Expenditures
Ongoing Capital Expenditures
The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2024, we completed 11 dry-dockings, compared to 44 dry-dockings in 2023.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)future operating and financing costs;

(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(6)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2024 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates” in Atlas’ 2024 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the year ended December 31, 2024, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in Atlas’ 2024 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•conditions in the public equity market and the price of our shares;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•our continued ability to meet specified restrictive covenants in our financing and lease arrangements and our notes;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2024 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk
As of December 31, 2024, our variable-rate credit facilities totaled $1.1 billion, of which we had entered into six interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. These interest rate swaps mature between 2025 and 2032 and have a fair value of $98.7 million in our favor, on a net basis. Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2024, these financial instruments are in our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2024. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
The tables below provide information about our financial instruments at December 31, 2024 that are sensitive to changes in interest rates. In addition to the disclosures in this report, please read note 8 to 11 to our consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	2025	2026	2027	2028	2029	Thereafter
Credit Facilities(1)	$103.9	$103.9	$103.9	$444.0	$311.6	$4.4
Vessel Operating Leases(2)	13.8	14.1	15.4	14.4	5.8	—
Vessel Finance Leases(3)	409.4	—	—	—	—	—
Sale-Leaseback Facilities(4)	493.5	490.8	504.6	513.2	551.6	5,198.1
(1) Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2) Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3) Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates.
(4) Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of December 31, 2024, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2024	Maximum notional amount(1)	Effective date	Ending date
1.7574%	$500.0	$500.0	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	September 1, 2023	September 1, 2026
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
0.4590%	68.0	68.0	February 4, 2021	October 14, 2026
0.6325%	68.0	68.0	January 21, 2021	October 14, 2026
1.4900%	19.2	19.2	February 4, 2020	December 30, 2025
	$1,105.2	$1,105.2
(1) Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2) $250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2024, these financial instruments are both in the counterparties’ favor and our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2024. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from or pay collateral to these institutions. We do not hold and will not issue interest rate swaps for trading purposes.